Phone:	(212) 885-5393
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October 23, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

Re:	Iconix Brand Group, Inc. Response to SEC Letter Dated October 20, 2006 Amendment No. 1 to Registration Statement on Form S-3 Filed October 18, 2006 File No. 333-137383

Dear Mr. Owings:

On behalf of our client, Iconix Brand Group, Inc. (the “Company”), we are forwarding this letter to provide the Company’s response to the Staff’s comment, set forth below, in its letter dated October 20, 2006 concerning Amendment No. 1 to the Registration Statement on Form S-3 (“Registration Statement”), filed by the Company on October 18, 2006, File No. 333-137383.

Exhibit 5.1

1.	Please revise the legality opinion, which still refers to the additional 48,242 shares that are not being offered for resale.

RESPONSE: As noted in a telephone conversation between the undersigned and John Fieldsend, Esq. of the Commission’s Staff, regarding the comment, a revised legality opinion was filed with Amendment No. 1 to the Registration Statement but inadvertently tagged as Exhibit 23.5 rather than Exhibit 5. An updated revised legality opinion is being filed with Amendment no 2 to the Registration Statement as Exhibit 5.

We trust that the foregoing satisfactorily addresses the Staff’s comment. Accordingly, as discussed by the undersigned with Mr. Fieldsend, the Company has requested acceleration of effectiveness of the Registration Statement for 4:00 p.m. on October 24, 2006, or as soon thereafter as practicable. Thank you in advance for your assistance in this matter. If you have any questions, please feel free to call the undersigned at (212) 885-5393.

Very truly yours,

/s/ Ethan Seer

Ethan Seer

cc:	John Fieldsend, Esq. Andrew Tarshis, Esq. Warren Clamen

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